EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED PROVIDES
DETAILS ON OFFSHORE SOUTH AFRICA FARM-OUT
CALGARY, ALBERTA – SEPTEMBER 30, 2013 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural" or the "Company") is pleased to announce the completion of its process to find a world class partner for the joint exploration of its Block 11B/12B offshore South Africa. After a lengthy and thorough process, where Canadian Natural received a number of strong, competitive offers from well-known industry participants, the Company elected to partner with Total E&P South Africa BV ("Total"), a wholly owned  subsidiary of Total SA, based on their knowledge, experience and successful history in deep water exploration.

Following approval from the Government of South Africa, the Company's wholly owned subsidiary, CNR International (South Africa) Limited has completed a Farm-Out Agreement with Total. The Agreement provides that in exchange for a 50% working interest in the Block and the right to Operatorship, Canadian Natural received an undisclosed upfront cash payment, a recovery of 50% of past incurred costs and a carry in the first exploration well drilled up to a gross cost of US$150 million. The first exploration well is targeted to be drilled in 2014. In the event of a successful multi-well exploration program to define the prospect and subsequent commercial development, additional consideration will be received.

Block 11B/12B is located in the Outeniqua Basin, approximately 175 kilometers off the southern coast of South Africa and covers an area of approximately 19,000 square kilometers with water depths ranging from 200 - 1,800 meters. Canadian Natural has undertaken extensive seismic studies of the Block. The newly formed joint venture will work towards finalizing the location of the initial exploration well.

Commenting on the completion of the Farm-Out Agreement, Steve Laut, President of Canadian Natural said "The exploration potential in this offshore area of South Africa is exciting. We are pleased to have the opportunity to work together with Total, a world class partner. The completion of this joint venture demonstrates the opportunities provided to the Company through its international portfolio which contributes to our vast and diversified asset base. Working together with Total and the Government of South Africa, we are in a positive position to maximize shareholder value in this exciting prospect.”

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements, including the statement regarding anticipated time of drilling of first exploration well, are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	STEVE W. LAUT President DOUGLAS A. PROLL Executive Vice-President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

2	Canadian Natural Resources Limited